Confidential Treatment of portions
of Attachment B has been requested
by Ford Motor Credit Company LLC
pursuant to 17 C.F.R. § 200.83.
Asterisks denote such omissions.

Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

May 19, 2008

VIA EDGAR

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company LLC
Form 10-Q for the period ended March 31, 2008
File Number 001-06368

Dear Mr. Cline:

The following is in response to the comment as set forth in your letter of May 13, 2008.  For the convenience of the Staff, the comment is repeated verbatim with our response immediately following.

Financial Statements

Note 2. Fair Value Measurements, page 5

1.
We note your disclosure regarding your derivative fair value measurements on page 8 and specifically the disclosure that appears to indicate that you only factor in non-performance risk into the fair value of a derivative asset or liability when it is unlikely the party, including the Company, will perform under the contract.  Please tell us how you believe this fair value methodology complies with the guidance in paragraphs 5 and 15 of SFAS 157.  Also, please tell us whether your valuation of derivative assets prior to the adoption of SFAS 157 factored in counterparty credit risk and provide the basis for your position.

We manage counterparty risk by establishing counterparty limits and have policies in place to monitor counterparty credit risk.  Generally, we transact only with highly rated counterparties, substantially all of which are rated single “A” or better.  Prior to the adoption of SFAS 157, we considered counterparty risk but did not record an adjustment for counterparty credit risk beyond what is already implied between the LIBOR swap curve (or other applicable curves e.g., EURIBOR) and the risk free rate.

In connection with adopting SFAS 157, we reviewed our fair value measurement policies for both derivative assets and derivative liabilities.  We considered both paragraph 5, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability, and the guidance in paragraph 15, which requires us to consider non-performance risk, including our own credit risk.  An internal team, including capital markets, risk management, and accounting policy personnel, assessed our compliance with the requirements of SFAS 157 and the impact of non-performance risk.  In conducting our assessment, we considered the motivation for parties to enter into derivative contracts, the unique attributes of derivatives, including that they can be either assets or liabilities, and that our over-the-counter customized derivatives are formed as bilateral agreements that are non-transferable.  We held discussions with several derivative counterparties, another corporate entity, and the FASB to ensure we were appropriately considering the principles of SFAS 157, including paragraphs 5 and 15.

After reviewing a sample of historical transactions, assessing the assumptions of our principal market (including counterparties and other market participants), and observing that market participants generally would not adjust derivative fair values for credit improvements or deterioration in the short-term, we concluded that within the range of possible values, a fair value measurement based on LIBOR is the most appropriate fair value for our derivatives.  We concluded, however, that market participants would adjust derivative fair values if it was unlikely that the party to the derivative contract would perform in accordance with the terms of the contract and, in these cases, we would record an adjustment consistent with the assumptions that market participants would use in measuring fair value.  We consider non-performance risk in our fair value measurements for every measurement date and record an adjustment for non-performance risk when market participants would make such an adjustment.

We documented our SFAS 157 fair value measurement policy for interest rate swaps in a Policy Paper (topics include valuation process overview, unit of account, valuation premise, valuation market, market participants, valuation technique, and hierarchy assessment), a copy of which is attached as Attachment A.  We also documented our assessment and conclusions specifically related to non-performance risk, a copy of which is attached as Attachment B.  We communicated with PricewaterhouseCoopers in regards to our derivative valuation under FAS 157, including their National Office.  PricewaterhouseCoopers believes that our derivative fair value estimates are reasonable and consistent with the provisions of SFAS 157.  We also shared a draft of the non-performance risk paper and reviewed the status of SFAS 157 with our Audit Committee during a February 2008 Audit Committee meeting.

* * *

2

In connection with our response to your comment, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:	Kevin Vaughn, Branch Chief, Division of Corporation Finance
Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Greg Farish, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP
John Lawton, National Office Partner, PricewaterhouseCoopers LLP

3

Attachment A
Ford Motor Company – SFAS 157 – Interest Rate Swaps
March 14, 2008

Implementation of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”)

Asset or Liability Being Evaluated: Interest Rate Swaps (including Securitization Swaps) and Cross Currency Interest Rate Swaps
Hierarchy: Level 2 and Level 3
Contact Information: Suzy Mayberry (Supervisor -Treasury Accounting, Ford Motor Credit Company); Vikas Huria (Manager – Asset Liability Management, Ford Motor Credit Company); Darren Stipe (FAS 133 Analyst – Ford Motor Credit Company); Molly Tripp and Dina O'Donohue (Managers – Treasury Accounting, Ford Motor and Ford Motor Credit Company)

Business Segment
Ford Motor Credit Company ( “FMCC” or the “Company”)
Overview

A swap is an agreement, generally between two parties, to exchange streams of payments over time according to specified terms.  Common types of swaps include interest rate swaps and cross currency interest rate swaps.

•
In an interest rate swap, one party agrees to pay a fixed interest rate in return for receiving an adjustable rate (e.g., LIBOR) from another party.  For interest rate swaps, the principal amount is not exchanged; it is just a notional principal amount (i.e., the basis for the calculation of interest payments).

•
One special type of interest rate swap is an amortizing swap.  In an amortizing swap, one party agrees to pay a fixed interest rate in return for receiving an adjustable rate (e.g., LIBOR) from another party.  However, the notional (the basis for the calculation of interest payments) is not fixed for the term of the arrangement, rather it is adjusted over the life of the swap agreement (i.e., amortizes).

•
In a cross currency interest rate swaps, the two parties exchange specific amounts of different currencies initially, exchange a series of interest payments over the life of the swap agreement, and at maturity, exchange back the principal amounts.

FMCC uses interest rate swaps to manage interest rate risk, and the particular market to which it is most exposed is U.S. dollar London Interbank Offered Rate “(LIBOR”). The Company’s interest rate risk exposure results principally from “repricing risk,” or differences in the repricing characteristics of assets (i.e. finance receivables) and liabilities (i.e., debt financing).  FMCC puts amortizing swaps in place related to the securitization of finance receivables and the related funding.  The Company refers to these swaps as securitization swaps.

FMCC also faces exposure to currency exchange rates if a mismatch exists between the currency of its receivables and the currency of the debt funding those receivables.  When debt funding is in a different currency than the receivables, FMCC executes cross currency interest rate swaps to simultaneously hedge both the foreign exchange and interest rate risk.   Alternatively, FMCC may execute foreign currency forwards to hedge the foreign exchange risk; these instruments are addressed in a separate paper.

1

Ford Motor Company – SFAS 157 – Interest Rate Swaps
March 14, 2008

Implementation of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”)

Substantially all of the Company’s swap counterparties are investment banks with long-term debt ratings of single-A or better.

Derivatives designated as fair value hedges are reported at fair value with changes in fair value of the derivative recorded through earnings.  The carrying value of the hedged item is adjusted for periods it is in a qualifying hedge relationship with changes in the carrying value recorded through earnings.

Derivatives not designated as hedging instruments are reported at fair value; changes in fair value of these derivatives are recognized in current earnings.
Measurement
Recurring
Applicable GAAP

Interest rate swaps (including cross currency and amortizing) are accounted for pursuant to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and are recorded at fair value.

Applicability of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (“SFAS 107”)?
Yes (Swaps are measured at fair value on the balance sheet in accordance with SFAS 133. SFAS 107 requires additional disclosures.)
Current Valuation Process

When the Company identifies a risk exposure it would like to hedge, Risk Management notifies Trading to initiate the competitive bid process.  Trading contacts two or three banks with which the Company maintains a relationship and receives price quotes based on the terms of the particular swap.  Trading corroborates the price quotes by performing an independent screen on Reuters for prices of similar interest rate swaps currently in the marketplace.  Once a formal agreement is in place, Trading begins to input the terms of the transaction in the GTM system, a third-party software package used by FMCC to manage and account for its derivative portfolio.  GTM is considered the trade capture system.

Most swaps are traded centrally by the global treasury office in Dearborn, however, some FMCC foreign affiliates trade swaps locally.  The affiliates send trade details to Dearborn and the swaps are entered into GTM in order to support compliance with GAAP.

Historically, FMCC swaps were valued using the GTM system. Beginning January 2008, FMCC uses REVAL Hedge Rx to fair value swaps. Hedge Rx is a third-party web-based application.

2

Ford Motor Company – SFAS 157 – Interest Rate Swaps
March 14, 2008

Implementation of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”)

REVAL Hedge Rx requires several inputs in order to estimate the fair value of a derivative.  Inputs include the derivative trade terms, which are electronically fed from the trade capture system (GTM) to REVAL Hedge Rx.  The significant trade terms include legal entity, notional amounts by currency, trade date, effective date, maturity date, the fixed interest rate and the index for the floating rate.  For amortizing (securitization) swaps the amortization schedule for notional is also a key input.

The LIBOR forward curve (and other benchmark indices, e.g. EURIBOR, CIBOR, etc.) is required to compute the fair value of the interest rate swaps.  For swaps not denominated in USD and for cross currency interest rates swaps, the FX forward curve is also required.  For the LIBOR forward curve, REVAL Hedge Rx obtains an automatic feed for various maturities from Reuters Group PLC (“Reuters”) using close of business data.  The forward LIBOR rates are then interpolated to create a smooth forward curve.  REVAL generates the FX forward curves based on close of business forward FX rates downloaded from Reuters automatically.

The Company uses standardized bookkeeping rates (FX spot rates) to convert amounts not denominated in the reporting entity's functional currency to the functional currency.  These rates are also used to translate balances held by non-US dollar consolidated subsidiaries to US dollar for consolidation purposes.  The Company's month-end bookkeeping rates are provided by Reuters based on mid-morning rates retrieved during the last trading day of the month.  The rationale behind the override is to ensure that all foreign denominated transactions are revalued using a consistent rate across the Company (i.e. globally the same rate is used).

While the specific calculation that REVAL Hedge Rx uses to value swaps is considered proprietary, the general methodology is as follows:  REVAL uses the end of day LIBOR forward curve (or appropriate non-USD curve, e.g. EURIBOR) to determine the interest rates for each of the future payment dates specified in the individual swap contracts.  Rates for payment dates falling between dates for which forward rates were provided are calculated from the observable forward rates using interpolation.  The forward rates are used to project the future cash flow payment at settlement for each swap agreement.  Future payments (e.g., the exchange of principal upon maturity for a cross currency interest rate swap) denominated in foreign currencies are estimated using data from the FX forward curve.  REVAL then takes each individual projected net cash flow and discounts it using LIBOR (or the appropriate foreign currency equivalent rate) to arrive at the present value of the cash flows as of the valuation date.  The two legs for the swap are converted into US dollars to arrive at a net value for the instrument and, if the entity holding the instrument has a non-USD functional currency, then the amount is translated into that entity's functional currency.  REVAL Hedge Rx uses the Company's bookkeeping rates to translate the US dollar value into the appropriate functional (accounting) currency.  The present value of the future cash flows represents the fair value of the interest rate swap as of the measurement date.

3

Ford Motor Company – SFAS 157 – Interest Rate Swaps
March 14, 2008

Implementation of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”)

The Company has concluded that LIBOR flat is an appropriate discount rate for interest rate swaps.  Valuation issues and the consideration of creditworthiness is documented further in APSS 07-124, “Estimating the Fair Value of Derivatives Under SFAS 157.”

The Company is subject to counterparty credit risk in derivative transactions due to potential nonperformance by counterparties.  To mitigate its exposure to counterparty credit risk, the Company establishes and monitors exposure limits for each counterparty to diversify the risk of a counterparty defaulting on its obligation.  Also, as noted above, substantially all of the Company’s foreign exchange counterparties are investment banks with long-term debt ratings of single-A or better.

Fair Value Measurement Analysis – Impact of SFAS 157

a. Unit of Account:  SFAS 157 states that for purposes of determining fair value, an asset or liability might be valued as a standalone asset or liability or as a group of assets or liabilities depending on the unit of account.  The unit of account determines what is being measured by reference to the level at which the asset or liability is aggregated (or disaggregated) for purposes of applying other accounting pronouncements.

The guidance in SFAS 133 states that designated hedge accounting can either be elected on an individual contract basis or as a combination of derivative contracts.  However, the fair values of derivatives are measured and recorded on an individual contract basis.

FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts are met  permits entities to record derivatives on the face of the balance sheet on a net basis.  Historically, FMCC presented its derivatives on the face of the balance sheet netted by counterparty.  This practice was discontinued effective Q3 2007.  Choice of presentation does not change the unit of account (i.e., the individual contract basis) that is defined in FAS 133 and the Company has concluded that the unit of account for determining the fair value of its derivatives is at the individual contract level (i.e., the individual swap).

b. Valuation Premise:  The highest and best use of a derivative asset, as viewed by market participants, establishes the valuation premise to be used for measuring its fair value.  Assets may be valued using one of two valuation premises: "in-use," if the asset is valued assuming that market participants will use the asset together with other assets to which they have access or "in-exchange," if the asset provides maximum value on a stand-alone basis.  Derivative assets are traded between market participants on a standalone basis.  As such, fair value shall be determined using an “in-exchange” valuation premise.  An in-exchange valuation premise requires that the fair value be determined based on a price that would be received in a current transaction to sell the standalone asset.

c. Valuation Market: SFAS 157 states that for purposes of determining fair value, an entity should value an asset or liability based on the value that it would receive for the asset or the amount it would pay to transfer the liability in its principal market (and thus to market participants).  The guidance defines the principal market as the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity.  In the absence of a principal market, the guidance states that an entity should look to its most advantageous market.

4

Ford Motor Company – SFAS 157 – Interest Rate Swaps
March 14, 2008

Implementation of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”)

SFAS 157 states that the price in the principal (or most advantageous) market used to measure the fair value of the asset or liability should not be adjusted for transaction costs. Transaction costs represent the incremental direct costs to sell the asset or transfer the liability in the principal (or most advantageous) market for the asset or liability.  Transaction costs are not an attribute of the asset or liability; rather, they are specific to the transaction and will differ depending on how the reporting entity transacts.  Transaction costs should be accounted for in accordance with the provisions of other accounting guidance.

The Company enters into swap agreements in the retail derivatives market frequently (several times per month).  It initiates new transactions, settles existing derivative positions and exits derivative positions.  Historically, the Company has not traded swaps with non-investment banks (e.g., non-derivatives dealer or corporate market participant).  Therefore, the Company has concluded that for swaps, both assets and liabilities, its principal market is the retail market and market participants are investment banks who trade swaps.  Accordingly, in valuing swaps, the Company will consider assumptions made by investment banks in the retail market.

d. Market Participants:   SFAS 157 requires that a fair value measurement reflect the assumptions that market participants would use in pricing an asset or liability based on the best information available.  Since the principal market is the retail derivative market, the buyers of swaps are the banks that make markets in these derivatives.  The investment bank in the retail derivatives market is an independent counterparty that has the knowledge, ability, and motivation to transact regularly with the Company.

Although the Company does not transact with other third party non-investment bank counterparties, management considered whether another captive finance company or corporate entity with a similar credit rating could be considered a market participant.  Management concluded that it is unaware of a circumstance in which it could transfer a liability in a transaction whereby an asset would be sold or the liability would continue to exist but the Company would be relieved of the liability.  Most corporate market participants transact in the derivative market for the purposes of economically hedging a particular risk and not for the purposes of speculation.  The Company does not transact with non-investment bank counterparties.  It does not believe there is sufficient market activity or counterparty motivation to execute derivative transactions with other non investment bank counterparties.

e. Valuation Technique:  Paragraph 18 of SFAS 157 provides three different valuation techniques that may be used when determining the fair value of an asset or a liability.  The three different approaches are the market approach, the income approach, and the cost approach. The valuation technique(s) selected for fair value measurement should prioritize the model that makes use of the most observable data inputs.  Assumptions that market participants would use in pricing the asset or liability are considered inputs.  Data inputs determine the level in the fair value hierarchy within which the measurement falls.

5

Ford Motor Company – SFAS 157 – Interest Rate Swaps
March 14, 2008

Implementation of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”)

The Company’s swaps are valued based on the income approach, which uses valuation techniques to convert future amounts to a single present amount.  The measurement is based on current market expectations about those future amounts.  The specific technique that is used for these derivatives is the present value technique.  The derivatives are not valued using the market approach because prices or other relevant information involving identical or comparable assets are not available because the derivatives are private, customized transactions.  Therefore, there are no observable prices for identical instruments.  The cost approach is traditionally used as an alternative to valuing physical assets, not financial assets.  While the cost approach could be used for derivatives on a limited basis (e.g., to address what the cost would be to issue an identical derivative liability) the income method prioritizes the use of observable market inputs.

f. Valuation Hierarchy Assessment: The Company evaluated the inputs to the valuation technique based on the fair value hierarchy as described in paragraphs 22-30 of SFAS 157.

Inputs are classified into one of three levels, including:

1.	Level 1 inputs – observable inputs that are derived from quoted prices for identical assets or liabilities in an active market.
2.	Level 2 inputs – observable inputs, either directly or indirectly, that do not fall within the Level 1 framework.
3.	Level 3 inputs – unobservable, little or no market activity exists.

As discussed above, the primary inputs that are used within REVAL Hedge Rx for valuing swaps are the trade details (notionals, settle / maturity dates, fixed rate, variable rate index), the FX forward curve, and the LIBOR curve.  While the inputs that are used for creating the forward curves (both the FX and LIBOR curves) are based on readily available quoted market exchange rates that are considered Level 1 inputs, the curve-building process involves the use of interpolation techniques for the points between the observable data points.  As such, the Company has concluded that the forward curves for the various currencies that need to be valued would be considered Level 2 inputs within the fair value hierarchy.

Since the primary inputs to the swap valuations are Level 2 inputs, the Company has concluded that interest rate swap and cross currency interest rate swap fair values that are calculated within REVAL Hedge Rx would fall within Level 2 of the hierarchy.

The notionals for interest rate swaps and cross currency interest rate swaps are fixed for the term of the swap.  Notionals for securitization swaps, however, are amortizing (the amortization rate is based on the rate at which auto finance receivables pay down and pre-pay).  An estimate of the amortization speed is made at trade inception for each securitization swap and based on the estimate a notional schedule is calculated.  Each month, the estimate is updated to reflect the actual notionals for that month.  Because the estimate of securitization swap notionals is based on in-house models, this input is considered a Level 3 input.  Furthermore, because notional is a key input to the valuation of securitization swaps (future cash flows are based on the notional and the interest rates), securitization swaps are considered to fall within the Level 3 hierarchy.

6

Ford Motor Company – SFAS 157 – Interest Rate Swaps
March 14, 2008

Implementation of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”)

Active forward data is unavailable commencing with data points five years in the future for most interest rate indices (less than five years for other indices), and internal assumptions are made regarding those points that are unobservable to the market.  Therefore, swaps, where internal assumptions are used to measure fair value, are considered Level 3 on the hierarchy.

g. Fair Value at Initial Recognition:  SFAS 157 states that fair value should be based on the exit price of an asset or liability.  In many cases, the transaction price (i.e., entry price) will equal the exit price, and therefore, represents the fair value of the asset or liability at initial recognition.  However, the guidance also states that transaction price might not represent the fair value of the asset or liability at initial recognition in certain circumstances.  We considered if the market in which the transaction occurs is different from the market in which we would sell the asset or transfer the liability.

FMCC, a retail counterparty, enters into swaps in the retail market with investment banks for no initial consideration (transaction price is zero – other than a normal bid-ask spread and in some cases, a credit charge). From FMCC’s perspective, the retail market in which it initially transacted is the principal market for the swap; if the Company were to transfer its rights and obligations, it would do so with an investment bank counterparty in that market.  In that case, the transaction price (zero) would represent the fair value of the derivative to the Company at initial recognition, that is, the price that FMCC would receive (or pay) to sell (or transfer) the swap in a transaction with a counterparty in the retail market (an exit price).  Therefore, no adjustment is required at initial recognition to arrive at fair value.

Fair Value Hierarchy of Inputs
Input		Hierarchy	Source of Input
1.	LIBOR Curve (and equivalent non-USD interest rate curves)	Level 2	LIBOR forward rates from Reuters

2.	FX Forward Curves	Level 2	FX forward rates from Reuters

3.	LIBOR and FX Forward Curves – beyond observable data points	Level 3	Management judgment; e.g., LIBOR or FX forward rate from Reuters assumed to remain constant for future periods

7

Ford Motor Company – SFAS 157 – Interest Rate Swaps
March 14, 2008

Implementation of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”)

4.	Bookkeeping rate	Level 2	Reuters, mid-morning rate

5.	Notionals – for securitization swaps	Level 3	FMCC models

Significance of Inputs - In determining the hierarchy of an asset or liability, consideration should be given to the most significant inputs.  Paragraph 22 of SFAS 157 states: “The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.”

The LIBOR and FX Forward curves are a significant input to the valuation of interest rate and cross currency interest rate swaps.  Therefore, interest rate swaps and cross currency interest rate swaps measured using internal processes to develop forward prices (e.g. indices and/or currencies without observable data), will be deemed to fall within hierarchy Level 3.

Also, swap notional is a significant input to the valuation of a swap.  Therefore, because an internal model is used to develop securitization swap notionals, these swaps will be deemed to fall within hierarchy Level 3.

Overall Fair Value Hierarchy

Level 2 – for interest rate and cross currency interest rate swaps
Level 3 – for securitization swaps
Level 3 – for swap instruments with unobservable forward rates and where management assumptions are required to measure fair value

Election of Fair Value Option
N/A

Adoption Impact on Financial Statements
No Significant Impact – Existing methodology is generally consistent with FAS 157

Ford Motor Company and FMCC will be required to disclose the fair value of interest rate swaps in accordance with FAS 157 paragraph 32 a,b & e.

8

Attachment B
Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

Estimating the Fair Value of an Interest Rate Swap Under SFAS 157
(APSS 07-124)

Facts

•
Ford Credit is exposed to a variety of risks in the normal course of business including interest rate risk.  The Company’s interest rate risk exposure results principally from differences in the interest rate characteristics of assets (i.e. finance receivables) and liabilities (i.e., debt).  Ford Credit uses a variety of instruments to manage interest rate risk, including interest rate swaps, basis swaps, cross currency basis swaps, and cross currency interest rate swaps.  The particular market to which Ford Credit is most exposed is U.S. dollar London Interbank Offered Rate ("LIBOR”).

•	Ford Credit's derivatives are considered over-the-counter derivative products. These instruments are negotiated contractual agreements that are tailored to meet Ford Credit's specific needs.
•
Ford Credit generally holds derivatives until maturity.  Ford Credit has exited (terminated) swaps prior to maturity as part of its risk management strategy and as a matter of expediency, not necessity.

•	Ford Credit has access only to the derivative retail market and executes derivative contracts with investment banks that are derivatives securities dealers.
•
The Company is exposed to the risk of nonperformance by its swap counterparties.  To mitigate this exposure, the Company establishes counterparty exposure limits.  In addition, substantially all of Ford Credit's counterparties have credit ratings of "A" or better.

•
Ford Credit enters into master netting agreements with its counterparties which provide for netting of settlements and the legal right of offset.  Ford Credit is not required to post collateral.  Ford Credit has never defaulted on any of its debt or derivative payments.

•	Ford Credit will adopt SFAS 157, "Fair Value Measurements" ("SFAS 157") effective January 1, 2008. Accordingly, Ford Credit is in the process of evaluating fair value in accordance with SFAS 157.

Issues

1.  Principal Market and Market Participants
What is the principal market for purposes of measuring the fair value of interest rate swaps in accordance with SFAS 157 and what assumptions do we think market participants would consider when measuring fair value?

2.  Fair Value Considerations
Presently, Ford Credit records interest rate swaps at fair value measured by discounting the expected future net cash flows at LIBOR.  The discount rate does not include an adjustment for counterparty credit risk, or our own credit risk.  SFAS 157 requires nonperformance risk to be considered in determining the fair value of liabilities.  SFAS 157 also requires that the fair value be based on assumptions that market participants would use in pricing the asset or liability.  Upon adopting SFAS 157, how do we consider the impact of nonperformance risk and other assumptions market participants would use in determining the fair value of our derivatives?

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

Conclusions

1.  Principal Market and Market Participants
The retail derivatives market is the principal market in which we transact.  The fair value of our derivatives is based on assumptions that our principal market participants, investment banks and corporate entities similar to Ford Credit, will make when transacting in the retail market with a corporate counterparty such as Ford Credit.  Key assumptions include:

•
Investment banks execute derivative contracts with clients to meet the clients' specific market risk needs.  The investment banks offset market and credit risk as a normal part of their business; they do not view derivatives as investments or loans.  Corporate market participants, similar to Ford Credit, have only one reliable data point with which to fair value derivative trades which is a settlement value.

•	The investment bank business model for derivatives is based on generating revenues from the bid-ask spread and transaction fees.
•	Investment banks are the market makers for derivatives and therefore, view Ford Credit as a price-taker.

2.  Fair Value Considerations
Ford Credit should record its interest rate swap assets and liabilities at an amount reflecting the net cash flows discounted at LIBOR flat.  A fair value based on LIBOR flat is the market's best, most observable, estimate of the present value of the future cash flows associated with a derivative contract.  In cases where Ford Credit concludes that receipt of payment (for derivatives in asset positions) and payment (for derivatives in a liability position) is no longer probable, Ford Credit will adjust the amount to reflect the expected loss (for assets) or gain (for liabilities).

Analysis
Principal Market & Market Participant
SFAS 157, ¶5 broadly defines the principal of fair value.  It states, "Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."  This is known as an exit price.  A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability.  The principal market is the market with the greatest volume and level of activity in which the reporting entity has the ability to transact (i.e., sell a derivative asset or transfer a derivative liability).  The principal market is determined from the perspective of the reporting entity, thereby allowing for differences in the definition of the principal market among companies and even counterparties to the same transaction. (SFAS 157, ¶27)  SFAS 157, ¶8 acknowledges these differences and states:  "If there is principal market for the asset or liability, the fair value measurement shall represent the price in that market, even if the price in a different market is potentially more advantageous.

SFAS 157 requires that fair value measures consider the perspectives of a market participant and the assumptions they would use to price an asset or liability.  Market participants are buyers and sellers in the principal market that are:
a)	Independent, that is, they are not related parties
b)	Knowledgeable, having a reasonable understanding of the asset or liability
c)	Able to transact for the asset or liability
d)	Willing to transact; that is, they are motivated but not forced or otherwise compelled to do so.

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

SFAS 157, ¶15 further requires us to consider a market participant of comparable credit standing when we value our liabilities, whereby the market participant assumes the liability to the creditor, the liability remains outstanding, and the non-performance risk remains unchanged.  In other words, Ford Credit should not value its liabilities assuming a termination, but should instead consider a hypothetical transaction with a counterparty having similar credit risk, stepping in our shoes for purposes of measuring the fair value.

Ford Credit regularly initiates new transactions, and, on a more limited basis terminates or exits derivative positions using other means (e.g., putting on an offsetting hedge) in the retail market with securities dealers who are investment banks having a credit rating of "A" or better.  The securities dealer in a retail market is an independent counterparty that has the knowledge, ability, and motivation to transact regularly with Ford Credit.  At inception, our derivative contracts have a fair value of zero.  The motivation for investment banks to enter into custom derivatives contracts stems from bid-ask spread and transaction based revenues.  The investment banks do not view customized derivative transactions as "investments" for which a rate of return is required, rather they offset both the market and credit risk related to such transactions in the normal course of their business.

We transact only in the retail derivative market.  Our derivative instruments are bilateral financial contracts that do not permit a unilateral sale or transfer by either party.  Whenever we have closed out a particular position, we have engaged in a transaction that involves the counterparty to the original trade – the securities dealer in the retail market.  However, for purposes of a complete analysis in identifying our principal market participant and considering market assumptions for measuring fair value, we also considered a hypothetical situation whereby another corporate entity (e.g., a captive finance company) with a similar credit rating could be considered a market participant for purposes of valuing our derivative liabilities.  We assumed a hypothetical transfer of a swap liability to [***Redacted***].  We know that [***Redacted***] only has access to the same retail market we do.  We also know that most non-dealer corporate market participants transact in the derivative market for the purposes of economically hedging a particular risk and not for the purposes of speculation.  That is to say, that we know that there is no existing swap market between Ford Credit and [***Redacted***] or any other non-dealer corporate entity and that we only considered one to exist for purposes of completeness in our analysis.

Ford Credit has never transacted with a non-dealer counterparty (i.e., another corporate market participant), nor do we believe there is an existing market with sufficient market activity or counterparty motivation to execute derivative transactions with other non-dealer counterparties.  Accordingly, we have concluded that for interest rates swaps, our principle market is the retail derivatives market and that the most reliable indication of fair value will be based on assumptions made by our primary market participants, investment banks that are derivatives dealers in the retail market.  The investment banks have a sophisticated understanding of the derivative market and are motivated by the bid-ask spread and transaction fees offsetting both market and credit risk in the normal course of their business.  We also acknowledge the investment banks' position as market makers for derivatives and our position as a price-taker.

Where required by FAS 157 to consider other factors in our fair value measurement, such as equivalent nonperformance risk and the expectation that a liability continues to exist after transfer, we have expanded our analysis to include assumptions that a corporate entity of comparable credit risk would make to value a derivative liability upon a hypothetical transfer.

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

Fair Value Considerations
The objective of a fair value measurement is to determine the price that would be received to sell the asset or the cost to transfer the liability at the measurement date.  The fair value premise under FAS 157 provides that
•	The fair value of the asset or liability shall be determined based on assumptions that market participants would use in pricing the asset or liability. ¶11
•
A fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date.  ¶12

•
A fair value measurement assumes that the liability is transferred to a market participant at the measurement date (the liability to the counterparty continues; it is not settled) and that the nonperformance risk relating to that liability is the same before and after its transfer…  The reporting entity shall consider the effect of nonperformance risk, including its credit risk (credit standing), on the fair value of the liability in all periods in which the liability is measured at fair value.  ¶15

SFAS 157 provides three valuation techniques: 1) market approach, 2) income approach, and 3) cost approach.  The derivative contracts that Ford Credit executes are customized to meet Ford Credit's specific risk management needs.  Identical or comparable assets with observable quoted prices are not publicly traded.  The income approach, specifically present value techniques are used to estimate the fair value of derivative instruments, including interest rate swaps.  The cost approach is the generally limited to physical assets and is based on the amount required to replace the service capacity of an asset, and would apply only on a limited basis to financial instruments.

Assets
Non-dealer corporate participants execute derivative transactions to hedge financial market risk with the intent to hold the derivative to maturity.  Because of this intent, derivatives provide maximum value to corporate participants like Ford Credit on a standalone basis using an in-exchange valuation premise.  When using an in-exchange valuation premise, the fair value of the asset is determined based on the price that would be received in a current transaction to sell the asset, and shall not be adjusted for transaction costs.  SFAS 157, ¶9.

Using the income approach, market participants value a derivative asset at inception by measuring the cash flows expected under the terms of the contract and discounting them at LIBOR flat.  In accordance with SFAS 157, we have assessed whether this assumption remains true throughout the term of the instrument.  Specifically, we considered the following as it relates to derivative assets:
1.	A hypothetical transaction to sell the derivative contract to a third-party market participant
2.	Historical data
3.	Counterparty Risk Management

Hypothetical Transaction.  The appropriate discount rate used to measure the fair value of a derivative asset depends on who initiates the trade and the parties' overall risk management portfolio.  Ford Credit holds derivative transactions to manage risk.  The investment bank holds derivative contracts to assist in balancing its portfolio and offset investment risks.  Our analysis assumes that the primary market participant (an investment bank) the buyer, initiates the transaction and neither the buyer nor Ford Credit is forced or otherwise economically compelled to enter into the transaction and neither are speculative traders.

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

For example:  We hold a derivative with Bank A, an "AA" rated counterparty. On the measurement date, we have estimated, based on a calculation of future cash flows discounted at LIBOR flat, that Ford Credit holds a derivative in an asset position.  Although our derivative instruments are bilateral agreements that do not provide for a legally permissible sale to a third party, we must assume a hypothetical sale of the derivative asset to Bank B.

We analyzed the motivation for why Bank B might want to pay us something less than LIBOR flat:  1) an amount discounted by LIBOR plus Bank B's cost of funds; or 2) an amount discounted by LIBOR flat plus Bank A's cost of funds.

Bank B's motivation to purchase our derivative asset with Bank A valued by discounting cash flows at LIBOR plus Bank B's cost of funds might be that Bank B perceives an advantage between its own cost of debt relative to the terms of the derivative asset.  Because the investment bank counterparties are generally rated "A" or better, we have concluded that this would not generally be the case.  Regardless, we may or may not be willing to accept their cost of financing as a "fee" in exchange for our asset.  Our willingness to transact would be dependent on our other circumstances/events unrelated to the derivative position itself.

Bank B's motivation for to purchase our derivate asset with Bank A valued by discounting cash flows at LIBOR plus Bank A's cost of funds might be that Bank B desires to hold an investment in Bank A.  However, Banks with which we transact derivatives do not generally hold derivatives as investments.  The additional discount that Bank B would attempt to negotiate represents the cost of incremental credit protection which Bank B would attempt to pass on to us.  Again, our willingness to transact would be dependent on circumstances unrelated to the derivative position itself.

Investment banks generally evaluate their derivative positions based on a portfolio of exposure and are motivated to transaction to either eliminate net exposure or take active positions with their counterparties.  Therefore, any adjustment to fair value measured at LIBOR flat is more a function of the counterparty's overall book of business and not an attribute of the specific swap instrument. Our conclusion is that an exit price measured using a discount rate adjusted from LIBOR flat would be specific to the transaction, dependent on the individual counterparty, and not an attribute of the derivative asset itself.  A hypothetical exit price at less than LIBOR flat would be predicated on our willingness to accept less than what we would receive if we were to hold the instrument to maturity.  Because we hold derivatives to hedge specific risks, we would generally be unwilling to sell the position at amount less than the fair value measured by discounting the cash flows by LIBOR flat.

Historical Data.  We reviewed historical transactions where Ford Credit prematurely terminated swaps in an asset position.  In all cases, the transaction occurred in the retail derivative market and the amount Ford Credit received varied from counterparty to counterparty.  When Ford Credit terminated a swap in an asset position, the counterparty typically viewed this as an action that increased its remaining credit exposure to Ford.  As such, they applied an additional credit charge to get compensated for the change in their desired exposure.  If Ford refused the additional credit charge, the counterparty had the right to refuse to transact.  In cases where the counterparty did not price for exposure rebalancing, Ford Credit settled the derivative at LIBOR flat.  Accordingly, we have concluded the difference between the amount Ford Credit received for the derivative asset position and the derivative fair value discounted at LIBOR flat represents the counterparty's desire to be compensated for the loss of collateral (i.e., a transaction cost) that the counterparty has passed through to Ford Credit and not an attribute of the derivative instrument.  FAS 157, ¶9 states that transaction costs should not be included in fair value.  Therefore, the fair value of the derivative asset should be measured by discounting the net cash flows at LIBOR flat.

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

Counterparty Risk Management.  Substantially all of our counterparties have credit ratings of "A" or better.  Although Ford Credit is subject to the non-performance risk by our swap counterparties, we limit this exposure by establishing exposure limits to individual counterparties.  Company policy sets expected peak losses for an individual counterparty at $2 million ($1 million for affiliates) and prohibits trading with counterparties with ratings of BBB-/Baa3 or lower.  Furthermore, on a monthly basis, we evaluate counterparty non-performance risk by assessing whether it is likely our derivative counterparty is likely to default on any of the contractual terms of the swap agreement.  We review this analysis with Senior Finance management.  In the event there is a perceived deterioration in the counterparty’s ability to comply with the contractual term, we would seek to reduce the amount of the transactions/exposure we are willing to take and may, in some cases, take other mitigating actions.  Finally, we do not believe that the market immediately adjusts the price on an existing derivative instrument for short-term changes in credit ratings when it is probable that the counterparty will comply with the contractual terms of the instrument.

Although we do not explicitly incorporate counterparty credit risk into the valuation of our derivatives, we manage counterparty credit risk through our policy of transacting with "A" rated counterparties.  Accordingly, we have concluded that the fair value of the derivative asset should be the sum of the net cash flows discounted at LIBOR flat and should not include an adjustment for changes in counterparty creditworthiness as long as it is probable that the counterparty will comply with the contractual terms of the arrangement.  If it becomes probable that the counterparty will not comply with the contractual terms of the arrangement, then we will adjust the value of the derivative to reflect the loss in value.

Liabilities
SFAS 157 clarifies that the fair value for a liability is not based on the price to terminate the liability, but rather on the price to transfer the obligation to a market participant of comparable credit standing that would similarly perform, with the liability to the creditor continuing after the transfer.  SFAS 157 requires that the fair value reflect a consideration of nonperformance risk relating to the liability and that such nonperformance risk is assumed to remain the same for the liability before and after a hypothetical transfer.  In other words, the fundamental principal for measuring a liability is that we cannot assume a transformation of the existing liability into a new liability, nor can we consider any relative efficiencies or inefficiencies we would experience through a settlement.

Following the guidance in ¶15 of FAS 157, we considered whether an adjustment for our own creditworthiness should be made to LIBOR flat when discounting the cash flows of our derivative liabilities.  We first analyzed whether the nature of a derivative liability mirrored the same behavior of debt and other liabilities.  Second, we examined certain market variables and determined whether they represented an appropriate measurement of the credit risk that should be included in our fair value measures.  Third, we considered a hypothetical transfer to an investment bank, a hypothetical transfer to a corporate entity, and an off-market swap trade.  Last, we validated our assumptions by examining historical transactions.

Nature of a Derivative.  An interest rate swap involves a mutual obligation to exchange interest payments on a pre-determined notional amount.  The terms of the swap include a nominal transaction fee and credit charge based on the counterparty's probabilistic assessment of its likely peak exposure to Ford Credit over the contract period.  The expected future cash flows implicitly include a degree of credit risk and when discounted at LIBOR flat, approximate a value of zero at inception.  The cash flows exchanged at each settlement date are typically "netted" (or offset) representing simply the difference between fixed and floating rates of interest for that period.  Furthermore, the shape of the yield curve used to price the swap will change over time giving the same swap a positive net present value or a negative net present value determined by the direction and magnitude of changes in the market rates, independent of a default probability.

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

In contrast, the credit exposure on a debt obligation is to risk associated with both the principal amount as well as the absolute interest owed throughout its maturity.  Unlike the counterparty of an interest rate swap that may be either in a creditor or debtor position depending on the shape of the interest rate curve, the counterparty of a debt obligation will always be exposed to Ford Credit credit risk throughout its maturity.  We therefore conclude that the credit risk of an interest rate swap is not similar to that of a debt obligation and a market variable representing the default risk on debt would not be representative of the risk associated with the swap.

Market variables as indicators of credit risk.  LIBOR (swap) rates are higher than the risk-free U.S. Treasury rates, and consequently reflect a risk for non-performance.  To the extent, Ford Credit's non-performance risk is substantially greater than implied non-performance risk of LIBOR (swap) rates an additional credit spread can be incorporated by the market participants in the ongoing valuations of Ford Credit swaps.  We considered whether there was an observable and appropriate indicator that might be used to adjust the discounted value at LIBOR.  We considered the following market variables would be reliable indicators that market participants might use:
•
Credit Default Swap ("CDS") spreads.  A credit default swap is a bilateral contract between two counterparties to trade the credit risk of a third-party entity (such as Ford Credit).  Under a CDS agreement, the buyer of risk protection pays a periodic fee (CDS spread) to the seller in exchange for a contingent payment by the seller upon a credit event happening with the third-party entity.  When a credit event is triggered, the seller compensates the buyer for losses incurred from the credit event.  Although the protection can be purchased for any type of a credit event, in most cases, the protection is for senior debt obligations of the third-party entity.  A variable that relies on a perceived risk related to an entity's potential for default on its debt obligations is therefore an inappropriate assumption for measuring a point in time fair value of an interest rate swap.[1]

•
Default probabilities from rating agencies.  Default probabilities, such as Moody’s Investors Service or Standard & Poor’s are based on historical results but are not necessarily indicative of current knowledge or probable future events.  These variables are ratings associated with the probability of defaulting on our debt and are not necessarily indicative of default probabilities on derivative instruments.

•
Historical or implied volatility.  Historical or implied volatility measures calculated using historical stock prices or options of Ford Motor Company that are publicly traded may provide a market estimate of the perceived likelihood of default.  Using the share price as an indicator of the probability of default reflects the market consensus relative to all the expectations for corporate performance, including an indicator of the probability of default.  However, the share price changes are a result of a significant number of variables such that the default probability would be difficult to isolate and the exercise itself would be subject to so many assumptions, the resulting factor would be rendered subject to criticism.  In addition, Ford Motor Company stock performance is not indicative of Ford Credit's risk profile as a separate registrant participating in the derivative market.

____________________________
1 We discussed our approach for implementing SFAS 157 with members of the FASB staff on November 8, 2007.  Although they were not asked to provide us with an opinion, they indicated that they believed our approach and conclusions at that point were reasonable.  In addition, they agreed that it did not seem the right approach to simply add our CDS spreads to LIBOR in order to fair value derivative liabilities.  We had a follow up call with the FASB on January 23, 2008 where the FASB staff explored the "at inception" notion of adjusting the discount rate with us.  The FASB staff later incorporated their thoughts about this adjustment to discount rates in the draft FSP 157-c which has not been finalized.

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

Hypothetical Transfers.  We are unaware of a circumstance in which we could transfer a derivative liability in a transaction whereby the liability would continue to exist but we would be relieved of the liability.  Any transfer of the contractual obligation to a third party would most likely, by its very nature, result in an extinguishment of the liability. (See SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", ¶16.)  We have concluded that SFAS 157 did not intend for registrants to develop hypothetical accounting models for estimating a transfer in a market that does not exist.  However, for purposes of completion of our analysis, we have ignored the guidance in SFAS 140.  We have also suspended the requirements of SFAS 157, ¶12 (i.e., physically possible, financially feasible, and legally permissible) to consider a hypothetical transfer of a derivative liability to a third-party bank.

Similar to derivative assets, the beginning point for pricing a derivative is by calculating the future cash flows and discounting them at LIBOR flat. To illustrate:  We analyzed a hypothetical transfer of a derivative liability that we hold with Bank A, to investment Bank B, our principal market participant.  We have assumed that Bank B intends to hold the instrument to maturity and has the same credit profile as Ford Credit.  As a "B" rated company, our probability of default for instruments with a one to three year tenor ranges from 5.86% to 6.74%.  Because, we have never defaulted on a derivatives contract we also assume that Bank B has not defaulted.  Bank A expected us to fully perform under the terms of the derivative contract.  Absent evidence to the contrary, Bank B is expected to fulfill the terms of the contractual agreement as well.  Since the future cash flows discounted at LIBOR flat, represent the market's best and most transparent estimate of the liability at the measurement date, we believe that Bank B would demand that we pay them an amount equal to the future cash flows discounted at LIBOR flat in exchange for their willingness to assume the liability and perform in accordance with the contractual arrangements.  The market does not afford us an advantage for short term changes in credit ratings but instead looks to the risk of non-performance under the terms of the contract.

We also analyzed a hypothetical transfer of a derivative liability to a corporate market participant that had a similar credit rating as Ford Credit.  We have observed that the corporate market participant would face the same market assumptions and access limitations that we face.  We determined that it would be appropriate that we analyze the transaction in reverse and considered what assumptions we would make and how much we would demand to assume an identical liability.  We considered what we would expect to pay over the life of the derivative if we were to hold it to maturity.  We also considered the value of the assumed liability in the event we terminated the derivative contract prior to its scheduled maturity.  In both cases, Ford Credit would only accept an amount reflecting the discounted cash flows at a LIBOR flat because that is what we would be expected to pay over the life of the contract.

Throughout our implementation of SFAS 157, we have engaged several banks in discussions and have tested our assumptions with them.  We have documented their responses and they generally agree with our assumptions.  Furthermore, on February 12, 2008 we engaged in discussions with [***Redacted***].  We asked what assumptions they would make and how much they would expect us to pay if they were to assume a derivative liability from us.  They indicated that they would accept no less than full settlement value.  We asked how much they would charge us assuming they held the derivative instrument to maturity and they responded that they would not take anything less than the expected cash flows discounted at LIBOR flat.  Their reasoning was that to accept anything other than that would be to speculate on interest rate behavior that was contrary to the market consensus.  Additionally, their motivation in entering into the trade would be to neutralize their profit and loss, at a minimum.

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

Swap Transactions.  We also considered an "entry price" for a derivative contract, consistent with the guidance in the draft FASB Staff Position 157-c, "Measuring Liabilities under FASB Statement 157."  We considered assumptions that an investment bank would be willing to charge us to enter into a swap with the exact contractual terms of the derivative instrument we have today (i.e., an off-market swap).  When surveyed, the banks with which we do business indicated that they would be unwilling to enter in to such off-market position.  The investment banks avoid this type of trade as it is viewed as a disguised loan.  Moreover, such a trade would create subsequent implications to the bank's over-all hedging strategy and hedge accounting.  If we assume an investment bank would be willing to enter in to such a hypothetical transaction, we believe they would most likely transact at some point between the range of LIBOR flat – LIBOR plus our credit spreads.  The bank would model how such a transaction would impact their peak exposure to Ford Credit using a proprietary program and determine how much they would want to be compensated for that change.  This conclusion is highly dependent on the identity of the investment bank with which we would transact and a function of their total portfolio.

Historical Transactions.  We validated the conclusions made above by reviewing historical transactions.  Ford Credit generally enters into transactions with "A" rated and above dealers.  When negotiating a transfer or settlement of a derivative liability position, Ford Credit has been a price-taker.  In the limited cases in which Ford Credit has prematurely settled or transferred such an interest rate swap we have negotiated an amount equal to the future net cash flows on the swap discounted at LIBOR flat.  We have observed that retail market participants do not give us a benefit for deterioration in credit ratings when they measure the fair value of our derivative liabilities subsequent to inception.

We also validated our assumptions regarding a transfer to a non-dealer corporate entity.  On February 12, 2008, we spoke with representatives of [***Redacted***] who we generally consider as having a similar risk profile as Ford Credit.2  The representatives from [***Redacted***] indicated that although they would be willing to think about accepting the transfer from Ford of a derivative contract for a price in a hypothetical exercise, it would be the same as purchasing an off-market derivative and would be a violation of the corporate policies and governance procedures.  That said, they indicated that as a matter of an economic trade, [***Redacted***] would accept nothing less than an amount they would receive in the retail market, i.e., the future cash flows discounted at LIBOR flat.

Whether Ford Credit trades in the retail market or measures fair value using a hypothetical transaction with a hypothetical counterparty assuming a hypothetical market attribute, the principal market participant would charge an amount equal to the expected cash flows discounted at LIBOR flat.  Accordingly, we have concluded that to measure the cost to transfer a derivative liability in a hypothetical transaction using a discount rate of LIBOR adjusted for some measurement of our future non-performance risk, while more advantageous for us in today's operating environment, would be in direct opposition to the principal of the standard.  Although our analysis provided a possible range from LIBOR flat to LIBOR plus a charge in an "entry price" scenario involving an off-market derivative scenario, we believe that a LIBOR flat valuation provides the best estimate of fair value.

____________________________
2 Dennis Tosh, Alex Galeano and Susan Callahan called [***Redacted***].

February 13, 2008

Rule 83 Confidential Treatment request
made by Ford Motor Credit Company LLC

LIBOR is widely viewed by capital markets participants as a "benchmark" interest rate, is observable, and is extensively traded in sizeable volumes by a large and diversified group of capital markets participants.  LIBOR facilitates consistent and highly transparent pricing from a variety of electronic and published sources with little disparity among sources.  While other factors can impact the exit price, these factors tend to be the result of the counterparty's broader book of business with Ford Credit, vary over time, and are not necessarily an attribute of the specific swap itself.  To measure fair value of our derivative assets or liabilities by adjusting the discount factor for some form of credit assumption would result in different, but not necessarily more accurate valuations and likely would reduce valuation transparency.

Other Considerations
We have determined that the appropriate unit of account for measuring the fair value of our derivatives is the individual instrument level.  We trade on an instrument by instrument basis for the purposes of hedging specifically identified risk.  As a matter of business, our individual trades are covered under counterparty master netting arrangements that allow for the right of offset.  In addition, we enter into cross entity guarantees whereby one of our legal entities will guarantee the performance of a subsidiary or brother/sister entity.  We do not post collateral.

Although we have assessed the fair value of our derivatives at the individual instrument basis, we believe the existence of the master netting arrangements qualitatively provides for some level of credit enhancement to our derivative portfolio.  The presence of the agreements does not allow us to completely ignore credit risk and is not predictive or measurable but in the event of non-performance by either party to a transaction, the agreements would provide a level of default protection which would not be ignored.

Update
The conclusions in this paper were shared with PwC, PwC National office, and members of both Ford and Ford Credit's Audit Committees.

February 13, 2008